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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                                   AMDL, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    0167K401
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                                 (CUSIP Number)

                              Jeanne Lai, President
                    Chinese Universal Technologies Co., Ltd.
                           7F-301,61 Sec Gun Gyi Road
                              403 Taichung, Taiwan
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 19, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 0167K401

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       1.         Names of Reporting Persons.  I.R.S. Identification Nos. of
                  above persons (entities only).
                  Chinese Universal Technologies Co., Ltd., a Taiwanese
                  corporation  (No EIN)
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       2.         Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
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       3.         SEC Use Only
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       4.         Source of Funds       PF
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       5.         Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]
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       6.         Citizenship or Place of Organization   Taiwan
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   Number of
     Shares        7.  Sole Voting Power     0
  Beneficially    --------------------------------------------------------------
    Owned by       8.  Shared Voting Power      2,000,000 (see Item 5)
      Each        --------------------------------------------------------------
   Reporting       9.  Sole Dispositive Power    2,000,000
     Person       --------------------------------------------------------------
      With        10.  Shared Dispositive Power    2,000,000*
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      11.         Aggregate Amount Beneficially Owned     2,000,000 (see Item 5)
                  by Each Reporting Person
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      12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares                                                     [ ]
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      13.         Percent of Class Represented by Amount in Row (11)    38.3%
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      14.         Type of Reporting Person (See Instructions)  CO
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        *Jeanne Lai may be deemed to be in control of this Reporting Person and thus may share dispositive power.



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--------------------------------------------------------------------------------
       1.         Names of Reporting Persons.  I.R.S. Identification Nos. of
                  above persons (entities only).
                  Jeanne Lai; SSN: ###-##-####
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       2.         Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
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       3.         SEC Use Only
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       4.         Source of Funds       AF; OO (Not Applicable)
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       5.         Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]
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       6.         Citizenship or Place of Organization   Taiwan
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   Number of
     Shares        7.  Sole Voting Power     0
  Beneficially    --------------------------------------------------------------
    Owned by       8.  Shared Voting Power      2,000,000 (see Item 5)
      Each        --------------------------------------------------------------
   Reporting       9.  Sole Dispositive Power    0
     Person       --------------------------------------------------------------
      With        10.  Shared Dispositive Power    2,000,000*
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      11.         Aggregate Amount Beneficially Owned     2,000,000 (see Item 5)
                  by Each Reporting Person
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      12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares                                                     [ ]
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      13.         Percent of Class Represented by Amount in Row (11)    38.3%
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      14.         Type of Reporting Person (See Instructions)  IN
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        *Jeanne Lai may be deemed in control of Chinese Universal Technologies
Co., Ltd. and thus may share dispositive power.



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       1.         Names of Reporting Persons.  I.R.S. Identification Nos. of
                  above persons (entities only).
                  Gary L. Dreher; SSN: ###-##-####
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       2.         Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
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       3.         SEC Use Only
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       4.         Source of Funds       OO (Not Applicable)
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       5.         Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]
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       6.         Citizenship or Place of Organization   USA
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   Number of
     Shares        7.  Sole Voting Power     0
  Beneficially    --------------------------------------------------------------
    Owned by       8.  Shared Voting Power      2,000,000* (see Item 5)
      Each        --------------------------------------------------------------
   Reporting       9.  Sole Dispositive Power    651,250 (1)
     Person       --------------------------------------------------------------
      With        10.  Shared Dispositive Power    0*
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      11.         Aggregate Amount Beneficially Owned   2,651,250*  (see Item 5)
                  by Each Reporting Person
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      12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares                                                     [ ]
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      13.         Percent of Class Represented by Amount in Row (11)    12.2%(1)
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      14.         Type of Reporting Person (See Instructions)  IN
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        *The filing of this Schedule 13D shall not be construed as an admission that Mr. Dreher is the beneficial owner of 2,000,000 shares which are the subject of the Voting Trust Agreement described in Item 5.

        (1) Mr. Dreher owns 100 shares of AMDL Common Stock and has options to purchase an aggregate of 651,250 shares, all of which options are currently exercisable. Because Mr. Dreher disclaims beneficial ownership of the 2,000,000 shares held by Chinese Universal Technologies Co., Ltd., his percent of class is 12.2%; assuming he was beneficial owner of such 2,000,000 shares, his percent of class would be 44.9%.



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ITEM 1. SECURITY AND ISSUER

          This Schedule 13D relates to the Common Stock, par value $.001 (the "Common Stock"), of AMDL, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 2492 Walnut Avenue, Suite 100, Tustin, California 92780.

ITEM 2. IDENTITY AND BACKGROUND

          (a) This Schedule 13D is being filed by Chinese Universal Technologies Co., Ltd., a Taiwanese corporation ("Reporting Person") and by Jeanne Lai, President of Reporting Person ("Lai") and Gary L. Dreher, President of AMDL, Inc., ("Dreher"). Lai and Dreher are voting Trustees under the Voting Trust Agreement with respect to the 2,000,000 shares of AMDL, Inc. Common Stock owned by Reporting Person. See Item 5.

          (b) The address of Reporting Person is 7F-301,61 Sec Gun Gyi Road, 403 Taichung, Taiwan

          (c) The principal business of the Reporting Person is distribution of diagnostic test kits in Asia.

          (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

          (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) The Reporting Person is a corporation organized under the laws of the country of Taiwan.

          Information called for by Items 2-6 of this Schedule 13D concerning the directors and officers of the Reporting Person is set forth in Exhibit 1 attached hereto and incorporated herein by this reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The funds of the Reporting Person used to purchase the shares of Common Stock came from the investment capital of the Reporting Person. See Item 5.

ITEM 4. PURPOSE OF TRANSACTION

        Reporting Person acquired 2,000,000 shares of the Common Stock in the ordinary course of business for investment purposes and in conjunction with the acquisition of an Exclusive Distribution Agreement with AMDL, Inc. to distribute certain products in 10 countries in Asia.

        Neither the Reporting Person nor Lai have any present plans or intentions that relate to, or would result in, any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, except that it is anticipated that Lai may become a director of AMDL at some time in the future. The Voting Trust Agreement requires that the voting trustees vote for a nominee of Reporting Person if Reporting Person so requests.



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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The aggregate number of shares of Common Stock to which this
Schedule 13D relates is 2,000,000 shares, representing approximately 38.3% of the shares outstanding as reported in the Company's most recently filed current Report on Form 8-K filed with the SEC on or about December 28, 2000.

        (b) The Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock owned by Reporting Person under the Voting Trust Agreement entered into by Reporting Person, Lai and Dreher, as voting trustees, the right to vote the 2,000,000 shares during the term of the Voting Trust Agreement has been given to the voting trustee. Lai may be deemed to have shared dispositive power over the 2,000,000 shares by virtue of her control position as an officer, director and principal shareholder of Reporting Person.

        (c) None.

        (d) Not Applicable.

        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Voting Trust Agreement dated as of December 14, 2000, executed December 19, 2000, filed as Exhibit 1 hereto.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Information Concerning the Directors and Officers of Chinese Universal Technologies Co., Ltd.

Exhibit 2 Voting Trust Agreement dated as of December 14, 2000, executed December 19, 2000

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

December 26, 2000

CHINESE UNIVERSAL TECHNOLOGIES CO., LTD.






By:    /s/ JEANNE LAI
   ---------------------------------------------------
       Jeanne Lai, President and CEO

          /s/ JEANNE LAI
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          Jeanne Lai, individually and as
          Voting Trustee of the Voting Trust Agreement

          /s/ GARY L. DREHER
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          Gary L. Dreher, individually and as
          Voting Trustee of the Voting Trust Agreement



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